DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STR
LONDON EC2

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212 450 6996
paulina.vargas@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG


06018145

File No. 82-4939

November 2, 2006

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Regulatory disclosure communicated to the *Comisión Nacional del Marcado the Valores* (the Spanish National Securities Commission) on October 27, 2006, regarding the distribution of an interim dividend.

If you have any questions, please do not hesitate to contact me at 212- 450-6996. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Best regards,

Paulina Vargas
Legal Assistant

Attachments
By Hand Delivery

In accordance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

REGULATORY DISCLOSURE

The company's Board of Directors resolved on 27 October 2006, in accordance with the provisions of article 216 of the Consolidated Text of the Spanish Corporations Law (*Texto Refundido de la Ley de Sociedades Anónimas*), to distribute an interim dividend out of 2006 income for the amount of 34 euro cent gross per share.

That amount will be paid on 15 November 2006.

Madrid, 27 October 2006.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.